                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   __________



                                   FORM 8-A/A

                                AMENDMENT NO. 2


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                          QUICKTURN DESIGN SYSTEMS, INC.
      --------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



             DELAWARE                                      77-0159619
  ___________________________________          ________________________________
  (State of incorporation or organization)     (IRS Employer Identification No.)


                               55 W. Trimble Road
                           San Jose, California 95131
              (Address of principal executive offices) (Zip Code)

                        -------------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
     -------------------                      ------------------------------

          None                                           None

Securities to be registered pursuant to Section 12(g) of the Act:

                        PREFERRED SHARE PURCHASE RIGHTS
                        -------------------------------
                                (Title of Class)

Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          Effective as of January 10, 1996, pursuant to a Preferred Shares Rights Agreement dated January 10, 1996, as amended August 25, 1998, and as amended December 8, 1998 (collectively, the "Rights Agreement") between Quickturn Design Systems, Inc. (the "Company") and BankBoston, N.A. (formerly known as the First National Bank of Boston), as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $.001 par value ("Common Shares"), of the Company. The dividend was payable on January 22, 1996 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $50 (the "Purchase Price"), subject to adjustment in the event the Company declares a dividend on the Common Stock payable in Common Stock, subdivides the number of outstanding shares of Common Stock into a larger number of such shares or combines the number of outstanding shares of Common Stock into a smaller number of such shares, among other circumstances. In addition, under certain circumstances described more fully herein, the Rights may become exercisable for Common Shares having a value equal to two times the Purchase Price and/or Common Stock of certain acquiring companies having a value equal to two times the Purchase Price.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten days (or such later date as may be determined by the Board of Directors) following the first date a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the "Shares Acquisition Date"), (ii) ten days (or such later date as may be determined by the Board of Directors) following the

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commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person or (iii) with respect to (A) the tender offer (the "Tender Offer") disclosed in the Tender Offer Statement on Schedule 14D-1, dated August 12, 1998, filed with the Securities and Exchange Commission by MGZ Corp., a Delaware corporation and wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), and any amendment to such Tender Offer or (B) the commencement of a separate tender offer within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Mentor or any Affiliate or Associate (as such terms are defined in the Rights Agreement) of Mentor, a date to be determined by the Company's Board of Directors. The earlier of such dates is referred to as the "Distribution Date." A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the outstanding Common Shares is referred to as an "Acquiring Person;" provided, however, neither Cadence Design Systems, Inc. ("Cadence"), nor any
--------  -------
Affiliate of Cadence or the Company, shall be deemed to be an Acquiring Person as a result of the transactions contemplated by (i) the Agreement and Plan of Merger (the "Cadence Merger Agreement") by and among Cadence, the Company and CDSI Acquisition, Inc. in the form attached hereto as Exhibit D to Amendment
                                                          ---------
No. 2 to the Preferred Share Rights Agreement, dated December 8, 1998, or (ii) the "Stock Option Agreement" between Cadence and the Company in the form attached hereto as Exhibit E to Amendment No. 2 to the Preferred Share
                        ---------
Rights Agreement, dated December 8, 1998.

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) January 10, 2006 (the "Final Expiration Date", (ii) redemption or exchange of the Rights as described below, or (iii) the "Effective Time" as defined in the Cadence Merger Agreement.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred, subject to adjustment in the event the Company declares a dividend on the Common Stock payable in Common Stock, subdivides the number of outstanding shares of Common Stock into a larger number of such shares or combines the number of outstanding shares of Common Stock into a smaller number of such shares, among other circumstances. In addition, under certain circumstances described more fully below, the Rights may become exercisable for Common Stock having a value equal to two times the Purchase Price and/or Common Stock of certain acquiring companies having a value equal to two times the Purchase Price.

Right to Buy Company Common Shares

     Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a "Triggering Event"), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board of Directors of the Company decides that such action is necessary and not contrary to the interests of

Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

     At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting of stockholders then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be exchanged if such exchange is reasonably likely to have the purpose or effect of facilitating a Transaction (defined as merger, consolidation or sale of assets or any acquisition of Common Shares which would result in a person becoming an Acquiring Person) with an Interested Person (defined as a person or group who (i) is or will become an Acquiring Person if such Transaction were to be consummated, and (ii) is, or directly or indirectly proposed, nominated or financially supported, a director of the Company in office at the time of consideration of such Transaction who was elected at an annual or special meeting of stockholders).

Redemption

     At any time on or prior to the close of business on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting of stockholders then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating a Transaction (defined as merger, consolidation or sale of assets or any acquisition of Common Shares which would result in a person becoming an Acquiring Person) with an Interested Person (defined as a person or group who
(i) is or will become an Acquiring Person if such Transaction were to be consummated, and (ii) is, or directly or indirectly proposed, nominated or financially supported, a director of the Company in office at the time of consideration of such Transaction who was elected at an annual or special meeting of stockholders).

Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

     No fractional portion less than integral multiples of one Common Share or one one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors of the Company in any manner prior to the Distribution Date without the approval of Rights holders. After such date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting, then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person.

Rights and Preferences of the Series A Preferred

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects

     The Rights approved by the Board of Directors of the Company are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Certain Court Rulings

     By Opinion dated December 3, 1998, and revised December 7, 1998, the Court of Chancery of the State of Delaware ruled that certain provisions of Amendment No.1, dated August 25, 1998, to the Preferred Shares Rights
Agreement were invalid. The provisions ruled invalid relate to the 180 day delay in the ability of a Board of Directors elected by stockholder action to redeem or exchange the Rights, or to amend the Rights Agreement. This Decision is currently under appeal to the Supreme Court of the State of Delaware, which appeal is currently scheduled to be argued on December 29, 1998.

Item 2.   EXHIBITS.

1 Preferred Shares Rights Agreement dated as of January 10, 1996, between Quickturn Design Systems, Inc. and BankBoston, N.A.
   (formerly known as the First National Bank of Boston), including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively.

2 Amendment No. 1, dated August 25, 1998, to the Preferred Shares Rights Agreement, dated January 10, 1996, between Quickturn Design Systems, Inc. and BankBoston, N.A. (formerly known as the First National Bank of Boston), including the Summary of Rights Attached thereto as Exhibit C.

3 Amendment No.2, dated December 8, 1998, to the Preferred Shares Rights Agreement, dated January 10, 1996, as amended August 25, 1998, between Quickturn Design Systems, Inc. and BankBoston N.A., including the amended Summary of Rights attached thereto as Exhibit C, the Cadence Merger Agreement attached thereto as Exhibit D, and the Stock Option Agreement attached thereto as Exhibit E.

4 Amended and Restated Certificate of Incorporation of Registrant, as amended through April 11, 1997. (1)

5 Bylaws of Quickturn Design Systems, Inc., as amended through August 21, 1998. (2)

----------------------------------
(1) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(2) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   QUICKTURN DESIGN SYSTEMS, INC.


Date: December 16, 1998
                                   By:  /s/ Keith R. Lobo
                                       ---------------------------------------
                                       Keith R. Lobo
                                       President and Chief Executive Officer

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
                                  EXHIBIT INDEX

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
      1  Preferred Shares Rights Agreement dated as of January 10, 1996, between Quickturn Design Systems, Inc. and BankBoston, N.A.
         (formerly known as the First National Bank of Boston), including the
         Certificate of Designation, the form of Rights Certificate and the
         Summary of Rights Attached thereto as Exhibits A, B and C, respectively.

      2  Amendment No. 1, dated August 25, 1998, to the Preferred Shares
         Rights Agreement, dated January 10, 1996, between Quickturn
         Design Systems, Inc. and BankBoston, N.A. (formerly known as the
         First National Bank of Boston), including the Summary of Rights
         Attached thereto as Exhibit C.

      3  Amendment No.2, dated December 8, 1998, to the Preferred Shares
         Rights Agreement, dated January 10, 1996, as amended August 25, 1998, between Quickturn Design Systems, Inc. and BankBoston N.A., including the amended Summary of Rights attached thereto as Exhibit C, the Cadence Merger Agreement attached thereto as Exhibit D, and the Stock
         Option Agreement attached thereto as Exhibit E.

      4 Amended and Restated Certificate of Incorporation of Registrant, as amended through April 11, 1997. (1)

      5  Bylaws of Quickturn Design Systems, Inc., as amended through August 21,
         1998. (2)

---------------------------------
(1) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(2) Incorporated by reference to Exhibit 3.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.